March 2, 2015

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2013
Filed April 30, 2014
Response Letter dated January 26, 2015

File No. 1-14732
Response to Staff Comment Letter dated February 10, 2015

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February 10, 2015 regarding the Company’s response, dated January 26, 2015, to the Staff’s December 23, 2014 letter, concerning the Company’s annual report on Form 20-F filed on April 30, 2014 (the “2013 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 4 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2013 Form 20-F.

SEC Comment No. 1.

Note 9-Investments, page FS-30

a) Events in 2013

1)                  We note your response to comment 1 from our letter dated December 23, 2014. In future filings, please disclose the information you provided related to how you determined the fair value of your remaining investment in TLSA.

Response to Comment No. 1.

We note the Staff’s comment and will include the requested information in future filings.

Companhia Siderúrgica Nacional

1
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 2.

b) Changes in investments in joint ventures, associates, and other investments, page FS-31

1)                  We note your response to comment 2 and have the following additional comments.

•           Please more fully explain the nature of the amounts you have identified as “reclassifications.” In this regard, we note that paragraph 28 of IAS 28 indicates that the investor’s share in the joint venture’s gains or losses resulting from transactions between and entity and its joint venture is eliminated. We therefore do not understand your use of the term “reclassification” and how you have appropriately eliminated the resulting gains and losses specified in paragraph 28 of IAS 28. Please explain.

•           Reconcile these “reclassified” amounts to the information you have presented in Note 19.

•           Please explain why your rollforward of your investment balance on page FS-31 includes the 542,711 total share of profits of joint ventures and associate if this amount, as you appear to indicate in your disclosures, includes your share in the joint ventures’ gains and losses resulting from transactions with the joint ventures; and

•           Please tell us how you will revise future disclosures to better explain your accounting.

Response to Comment No. 2.

Elimination of transactions with joint ventures

IAS 28 requires the elimination of gains and losses resulting from downstream and upstream transactions.  However, the Standard does not specifically address the treatment of revenue derived from transactions with equity-method investees and whether that revenue should be eliminated from the consolidated financial statements.

Therefore, based on the concepts described in “iGAAPs” literature published by Deloitte and KPMG, the Company has elected in its accounting practices to eliminate relevant upstream and downstream transactions as follows:

Upstream transactions: the Company eliminates the profit margin obtained by MRS, a joint-venture that provides railway transportation services, in connection with services rendered to CSN. It is important to point that the Company’s investment in MRS is strategic in nature, as it is aimed at guaranteeing access to long-term transportation services at a competitive cost. The services provided by MRS to CSN are usually equivalent to the Company’s proportional interest in MRS.

Companhia Siderúrgica Nacional

2
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Downstream transactions: the Company eliminates interest expenses recognized at CSN against its 60% share on interest income recognized by Namisa on advances for port services and ROM sales agreement that are provided by CSN to Namisa.

While IAS 28 (2011:26 (previously IAS 28 (2003):20) indicates that many of the procedures appropriate for the application of the equity method are similar to consolidation procedures,  the Company has elected to apply IFRS 10: B86(b) and eliminate its share of the finance income with a corresponding adjustment to its share of Namisa’s profit and loss.

The nature of the elimination and accounting records are presented as follows:

Elimination – accounting records		Amount – in thousands of reais	Nature
Debit	Credit
Share of profit of joint ventures (P&L)	Cost of goods sold (P&L)	(137,418)	Margin obtained by MRS on rendering railway transportation services to the Company. Approximately 27% of operational margin on total revenue
Share of profit of joint ventures (P&L)	Financial result (P&L)	(624,096)	Our 60% share on interest income recognized by Namisa on advances made to the Company for port services and ROM sales agreement
Income Tax (P&L)	Share of profit of joint ventures (P&L)	258,914	Effect of taxes on the amounts above

As explained above, these margins are eliminated against share of profit of joint ventures (P&L) because the transactions were already realized, therefore there is no effect on the Company’s balance sheet and as a result the Company has termed these transactions as “Reclassifications.” However the Company agrees that “Elimination” would be a better term for these transactions and proposes to adjust its disclosure in future filings.

Reconciliation to Note 19

The elimination amounts on transactions with joint ventures MRS and Namisa are reconciled to Note 19 as follows:

Companhia Siderúrgica Nacional

3
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

•         MRS

MRS - in thousands of reais
Purchases, gross, presented on COGs (Note 19)	555,261
(-) Sales taxes	(51,345)
(=) Purchases, net of taxes	503,916
% margin eliminated – approximately 27%	137,418
Purchases after profit eliminations presented on COGs	417,843

•         Namisa

Namisa – in thousands of reais
Interest expense on prepayment CSN versus Namisa	1,040,160
(-) Elimination of 60% CSN share on Namisa equity	624,096
(-) Other indirect investments of Namisa	21,608
(=) Interest expense, net of elimination (Note 19)	394,456

In the case of transactions with Namisa, the Company presented its financial expense net of elimination. On the other hand, MRS’s expenses were presented on a gross basis. The Company proposes to present expenses for both Namisa and MRS on a net basis in future filings.

Note 19 also presents transactions classified as sales and purchases with Namisa and CBSI. The Company has not included the elimination amounts of these transaction margins because the amounts involved were immaterial as the transaction margins were less than 5%.

Investment balance

The Company’s rollforward of investments includes the amount of R$542,711 thousand (R$670,777 thousand total, which includes the R$128,066 thousand share of profits regarding TLSA until November 2013, as presented in the Company’s January 26, 2015 response letter) as the assets involved in the upstream and downstream transactions were not included in the balance sheet of either the Company or the joint venture, because these assets were sold to third parties outside of the CSN group. In other words, there are no unrealized profits in these transactions, therefore the elimination was presented only in the income statements, as discussed above. Please note that before elimination the results of these upstream and downstream transactions were recorded in COGs and financial results in the Company’s income statements. The accounting records are demonstrated as follows:

Companhia Siderúrgica Nacional

4
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Accounting events	Accounting records - Debit (Credit)
	Investment balance	Cost of goods sold (P&L)	Share of profit of joint ventures (P&L)	Financial result (P&L)	Income Tax (P&L)
Equity pick-up	542,711		(542,711)
Elimination MRS to COGs		(137,418)	90,696		46,722
Elimination Namisa to Financial Results			411,904	(624,096)	212,192
Total	542,711	(137,418)	(40,111)	(624,096)	258,914
Adjusted by
Elimination of TLSA’s profit			(120,102)
Other			2,075
Total presented as equity pick-up on CSN income statement (Note 9(b))			(158,138)

Future Disclosure

In future disclosures the Company will present the reconciliation tables above, including a disclosure on the nature of the eliminations and a reconciliation with the amounts presented in the related parties transactions note. If there are any unrealized profits in the transactions on the date of the financial statements, the Company will present a table indicating the unrealized profit amounts.

SEC Comment No. 3.

1)                  We note your response to comment 3. Please provide this clarifying information in your future filings.

Response to Comment No. 3.

We note the Staff’s comment and will include the requested information in future filings.

Companhia Siderúrgica Nacional

5
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 4.

Note 10- Property, Plant, and Equipment, page FS-36

1)                  We note your response to comment 5. Please provide this clarifying information in your future filings.

Response to Comment No. 4.

We note the Staff’s comment and will include the requested information in future filings.

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely, /s/ Rogério Leme Borges dos Santos_ Companhia Siderúrgica Nacional By: Rogério Leme Borges dos Santos Title: Controller and Principal Financial Officer

Companhia Siderúrgica Nacional

6
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP